UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc: Buyback of Own Shares

LONDON, May 11/PRNewswire-FirstCall/ --     Royal Dutch Shell plc (NYSE: RDS.A
, NYSE: RDS.B) announces that on 11 May, 2007 it purchased for cancellation
450,000 "A" Shares at a price of 25.63 euros per share. It further announces that on the same date it purchased for cancellation 50,000 "A" Shares at a price of 1744.00 pence per share.

    Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,678,870,000.

   As of 11 May, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

    Holders of A Shares and B Shares are entitled to one vote per share.

Source: Royal Dutch Shell plc

Royal Dutch Shell Media Relations: +44-(0)207-934-5963

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Royal Dutch Shell plc -  Buyback of Own Shares

LONDON, May 14/PRNewswire-FirstCall/ --     Royal Dutch Shell plc (NYSE:
RDS.A, NYSE: RDS.B) announces that on 14 May, 2007 it purchased for cancellation 510,000 "A" Shares at a price of 25.89 euros per share. It further announces that on the same date it purchased for cancellation 190,000
"A" Shares at a price of 1769.20 pence per share.

    Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,678,170,000.

    As of 14 May, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

    Holders of A Shares and B Shares are entitled to one vote per share.

Source: Royal Dutch Shell plc

Media Contacts - Royal Dutch Shell Media Relations: +44-207-934-5963

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Royal Dutch Shell plc:  Buyback of Own Shares

LONDON, May 16/PRNewswire-FirstCall/ --     Royal Dutch Shell plc (NYSE:
RDS.A, NYSE:RDS.B) announces that on 16 May, 2007 it purchased for cancellation 475,000 "A" Shares at a price of 26.09 euros per share. It further announces that on the same date it purchased for cancellation 275,000
"A" Shares at a price of 1786.20 pence per share.

    Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,676,720,000.

    As of 16 May, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

    Holders of A Shares and B Shares are entitled to one vote per share.

Source: Royal Dutch Shell plc

Media Contact: Royal Dutch Shell Media Relations: +44-(0)207-934-5963

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Royal Dutch Shell plc: Buyback of Own Shares

LONDON, May 17/PRNewswire-FirstCall/ --     Royal Dutch Shell plc (NYSE:
RDS.A; NYSE: RDS.B) announces that on 17 May, 2007 it purchased for cancellation 390,000 "A" Shares at a price of 26.44 euros per share. It further announces that on the same date it purchased for cancellation 60,000
"A" Shares at a price of 1802.78 pence per share.

   Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,676,270,000.

    As of 17 May, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

    Holders of A Shares and B Shares are entitled to one vote per share.

Source: Royal Dutch Shell plc

Royal Dutch Shell Media Relations: +44-(0)207-934-5963

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Royal Dutch Shell plc.: Buyback of Own Shares

LONDON, May 18/PRNewswire-FirstCall/ --     Royal Dutch Shell plc(NYSE: RDS.A;
NYSE: RDS.B) announces that on 18 May,2007 it purchased for cancellation
450,000 "A" Shares at a price of 27.10 euros per share. It further announces that on the same date it purchased for cancellation 50,000 "A" Shares at a price of 1856.75 pence per share.

    Following the cancellation of these shares, the remaining number of "A"
Shares of Royal Dutch Shell plc will be 3,675,770,000.

    As of 18 May, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

    Holders of A Shares and B Shares are entitled to one vote per share.

Source: Royal Dutch Shell plc

Media Contact - Royal Dutch Shell Media Relations: +44-(0)207-934-5963

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and
333-126726-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 21 May 2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary